SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

16th, May 2006

Commission File Number [                    ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNUAL CORPORATE GOVERNANCE REPORT

2005

A. OWNERSHIP STRUCTURE

A.1.	Fill in the following table on the capital stock of the company:

Date of last change	Capital stock (euros)	No. of shares
April 4, 2002 (Date of registration with the Companies Register: July 30, 2002)	2,165,275,448	4,330,550,896

If there are different classes of shares, show them in the following table:

Class	No. of shares	Unit par value
N/A	N/A	N/A

A.2.	List the direct and indirect owners of significant shareholdings in the company at year end, excluding the directors:

Shareholder’s name or company name	Number of directly-owned shares	Number of indirectly-owned shares	Total % of capital stock
Telefónica S.A.	3,075,983,129	927,917,620	92.46

(*)	Through:

Name or company name of direct owner of the holding	Number of directly- owned shares	Total % of capital stock
Telefónica Internacional, S.A.	927,917,620	21.43

Total:	927,917,620	21.43

Indicate the most significant changes in the shareholder structure during the year:

Shareholder’s name or company name	Transaction date	Transaction description
N/A	N/A	N/A

A.3.	Fill in the following tables on company directors holding shares in the company:

Director’s name or company name	Date first appointed	Date last reappointed	Number of shares held directly	Number of shares held indirectly (*)	Total % of capital stock
Antonio Viana Baptista	2002-09-27		10,000	0	0
Luis Lada Díaz	2000-08-10		9, 087	4,489	0
Jose María Mas Millet	2000-02-14	2002-06-18	10	0	0
José María Álvarez-Pallete López	2000-02-14	2005-05-06	378	1,134	0
Maximino Carpio García	2000-10-20		2,723	618	0
Víctor Goyenechea Fuentes	2000-10-20		1,372	830	0
Antonio Massanell Lavilla	2000-10-20		105	0	0
Javier Echenique Landiribar	2002-05-31	2005-05-06	38,000	0	0.001
Alfonso Merry del Val Gracie	2000-10-20		378		0
Enrique Corominas Vila	2005-07-26		400		0
Lars Berg	2000-10-20		12,500		0

(*)	Through:

Name or company name of direct owner of the holding	Number of shares held directly
Perlora Inversiones SICAV, S.A.	4489
Purificación Samaniego Linares	378
José María Álvarez-Pallete López	378
Alvaro Alvarez-Pallete Samaniego	378
Carmen San Román Rodríguez	378
Carmen Carpio San Román	80
Jerónimo Carpio San Román	80
Inés Carpio San Román	80
Francisca Puente Cagigas	452
Aitor Goyenechea Puente	378

Total % of capital stock held by the Board of Directors	0.001

Fill in the following tables about Board members that own rights to company shares:

Director’s name or company name	Number of direct option rights	Number of indirect option rights	Equivalent number of shares	Total % of capital stock
Antonio Viana Baptista	181,736		181,736	0.004

A.4.	Where applicable, indicate any family, commercial, contractual or corporate relationships between owners of significant shareholdings and to the extent that the company has knowledge of them, list them below unless they are of little relevance or derive from ordinary commercial transactions.

Names of related individuals or companies	Type of relationship	Brief description
N/A	N/A

A.5.	Where applicable, indicate any family, commercial, contractual or corporate relationships between owners of significant shareholdings and the company, list them below unless they are of little relevance or derive from ordinary commercial transactions:

Names of related individuals or companies	Type of relationship	Brief description
Telefónica, S.A.	Corporate	Significant Shareholder

Telefónica, S.A.	Commercial	Most transactions between Telefónica Móviles, S.A. and its parent company or companies belonging to the Telefónica Group are of a financial nature, to meet its needs for funds and to hedge interest- and exchange-rate risks; they are performed on an arm’s length basis. For further information see the note in Section G.

A.6	Indicate any shareholder agreements that have been reported to the company.

Parties to the agreement	% of capital stock affected	Brief description of the agreement
N/A	N/A	N/A

Indicate any concerted actions among company shareholders known to the company:

Parties to the concerted action	% of capital stock affected	Brief description of the concerted action
N/A	N/A	N/A

Expressly indicate any change in or break-up of such agreements or concerted actions during the year.

A.7.	Indicate whether any person or organization exercises or may exercise control over the company pursuant to Article 4 of the Spanish Securities Market Law.

Name or company name

Telefónica, S.A.

Observations

At December 31, 2004, the majority shareholder of Telefónica Móviles, S.A. was Telefónica, S.A., which owned directly and indirectly through its wholly-owned subsidiary, Telefónica Internacional, S.A., shares representing 92.46% of the capital stock. On the date of the filing of this documents, Telefónica, S.A. direct stake is of 92.5%

A.8.	Fill in the following tables on the company’s treasury stock.

At year end:

Number of shares held directly	Number of shares held indirectly (*)	Total % of capital stock
1.599		0.00003

(*)	Through:

Name or company name of direct owner of the holding	Number of shares held directly

List any significant variations during the year as defined in Royal Decree 377/1991:

Date:	Number of shares held directly	Number of shares held indirectly	Total % of capital stock
N/A	N/A	N/A	N/A

Results on treasury stock transactions during the year	(thousand euros)

A.9.	List the terms(s) and the period(s) of the authorizations conferred by the Shareholders’ Meeting to the Board of Directors for the purchase and/or transfer of treasury stock described in section A.8.

Authorization was given at the Ordinary Shareholders’ Meeting of Telefónica Móviles, S.A. of May 6, 2005 for the derivative purchase of the Company’s own shares, either directly or through Group companies, in the following terms:

A)	To authorize, pursuant to the provisions of Sections 75 and following of the current Spanish Public Companies’ Law, the acquisition at any time and whenever considered appropriate by “Telefónica Móviles, S.A.” - either directly or through any subsidiaries of which it is the controlling company - of the Company’s own shares, by sale and purchase or otherwise for valuable consideration.

The minimum price or valuable consideration shall be the equivalent of the face value of the own shares acquired, and the maximum price or valuable consideration shall be the equivalent of the listed price of the own shares acquired on an official secondary market at the time of purchase.

This authorization is granted for a period of 18 months from the date of this Shareholders’ Meeting and is expressly subject to the limitation that at no time may the face value of the own shares acquired under this authorization, when added to that of those already owned by “Telefónica Móviles, S.A.” and any of the subsidiaries controlled by it, exceed 5% of the capital stock of “Telefónica Móviles, S.A.” at the date of acquisition. The authorization is also subject to compliance with the restrictions on acquiring own shares laid down by the Regulators of the markets on which the shares of Telefónica Móviles, S.A. are listed.

It is duly recorded that the authorization to purchase own shares granted hereby may be used wholly or partially for the acquisition of shares of Telefónica Móviles, S.A. that the latter must deliver or transfer to directors or employees of the Company or Group companies, either directly or as a result of the exercise by them of option rights, within the framework of duly approved systems of remuneration linked to the Company share price.

B)	To empower the Board of Directors, in the broadest terms, to exercise the authorization granted hereby and to implement the other provisions contained herein, such powers being delegable by the Board of Directors to the Executive Committee, the Executive Chairman of the Board of Directors, or anyone else expressly empowered by the Board of Directors for that purpose.

C)	To set aside the un-implemented provisions of the resolution adopted in this respect by the Company’s Ordinary Shareholders’ Meeting on April 16, 2004, in relation to item IV on the Meeting’s agenda.

A.10	Indicate any restrictions under law or the By-laws on exercising voting rights and legal restrictions on the purchase or transfer of company stock.

(i)	Restrictions on the exercise of voting rights:

Those established by any applicable legislation; there are no By-law restrictions.

(ii)	Limits on the purchase or sale of shares:

There is no provision in the By-laws that restricts or limits the free transferability of Telefónica Móviles shares.

However, following the amendment of Law 5/1995, of March 23, 1995, by Law 62/2003, of December 30, 2003 (the Law accompanying the State Budget), there is currently in force until February 18, 2007, a regime of administrative intervention (the requirement to notify, and the power of veto by the Spanish State) with respect to disposals of Telefónica Móviles shares representing at least 10% of the capital stock, there being an exception to this obligation to notify for purchases of shares representing 10% or more of the capital stock of Telefónica Móviles, S.A., when such a purchase is of a purely financial nature and is not for the purpose of controlling and/or managing the Company.

It should also be taken into account that the purchase of significant shareholdings in the capital stock of Telefónica Móviles is subject to the requirements of disclosure of significant shareholdings contained in Royal Decree 377/1991, of March 15, 1991, as amended by Royal Decree 2590/1998, of December 7, 1998, on changes to the legal regime of the securities markets as well as to the obligations imposed by Royal Decree 1333/2005, of November 11, by means of which Law 24/1998, of July 28 of the Securities Markets is developed.

B. STRUCTURE OF CORPORATE ADMINISTRATION

B.1. Board of Directors

B.1.1. List the maximum and minimum number of Directors

Maximum number of directors	19
Minimum number of directors	3

B.1.2. Fill in the following table with the names of the Board members:

Director’s name or company name	Rep.	Board office	Date first appt.	Date last re-apptd.	Election procedure

Antonio Viana Baptista	N/A	Chairman	2002-09-27		By co-option later ratified by the Shareholders’ Meeting

Luis Lada Díaz	N/A	Director	2000-08-10		Shareholders’ Meeting

Jose María Mas Millet	N/A	Secretary	2000-02-14	2002-06-28	By co-option later ratified by the Shareholders’ Meeting

José María Álvarez-Pallete López	N/A	Director	2000-02-14	2005-05-06	Shareholders’ Meeting

Lars M. Berg	N/A	Director	2000-10-20		Shareholders’ Meeting

Miguel Canalejo Larrainzar	N/A	Director	2000-10-20		Shareholders’ Meeting

Maximino Carpio García	N/A	Director	2000-10-20		Shareholders’ Meeting
Enrique Corominas Vila	N/A	Director	2005-07-26		By co-option pending its ratification by the Shareholders’ Meeting

Víctor Goyenechea Fuentes	N/A	Director	2000-10-20		Shareholders’ Meeting

Antonio Massanell Lavilla	N/A	Director	2000-10-20		Shareholders’ Meeting

Javier Echenique Landiribar	N/A	Director	2002-05-31	2005-05-06	Shareholders’ Meeting

Alfonso Merry del Val Gracie	N/A	Director	2000-10-20		Shareholders’ Meeting

Alejandro Burillo Azcarraga	N/A	Director	2003-04-01		Shareholders’ Meeting

Fernando de Almansa Moreno-Barreda	N/A	Director	2003-04-01		Shareholders’ Meeting

Total number of directors	14

Indicate any Board members leaving the board during the year:

Director’s name or company name	Date of departure
Fernando Xavier Ferreira	2005-07-26

B.1.3. Fill in the following table about Board members and their classification:

EXECUTIVE DIRECTORS

Director’s name or company name	Committee that proposed the appointment	Office in the Company’s organization chart
Antonio Viana Baptista	*	Executive Chairman, Telefónica Móviles, S.A.

*	The Appointments and Remuneration Committee reported favorably beforehand on the proposal for appointment of all the Executive Directors submitted to the Shareholders’ Meeting by the Board of Directors.

EXTERNAL DOMANIAL DIRECTORS

Director’s name or company name	Committee that proposed the appointment*	Name or company name of the significant shareholder represented or that proposed the appointment
Luis Lada Díaz	*	Telefónica, S.A.
José María Álvarez-Pallete López	*	Telefónica, S.A.
Maximino Carpio García	*	Telefónica, S.A.
Enrique Corominas Vila	*	Telefónica, S.A.
Víctor Goyenechea Fuentes	*	Telefónica, S.A.
Antonio Massanell Lavilla	*	Telefónica S.A.
Alejandro Burillo Azcarraga	*	Telefónica, S.A.
Fernando de Almansa Moreno-Barreda	*	Telefónica, S.A.

*	The Appointments and Remuneration Committee reported favorably beforehand on the proposal for appointment of all the Domanial External Directors submitted to the Shareholders’ Meeting by the Board of Directors.

INDEPENDENT EXTERNAL DIRECTORS

Director’s name or company name	Committee that proposed the appointment	Profile
Javier Echenique Landiribar	*	Degree in Economics

Alfonso Merry del Val Gracie	*	Degree in Business Administration

Lars M. Berg	*	Degree in Business Administration
Miguel Canalejo Larrainzar	*	Industrial Engineer & IESE Master’s Degree
Jose María Mas Millet	*	Degree in Law

*	The Appointments and Remuneration Committee reported favorably beforehand on the proposal for appointment of all the Independent External Directors submitted to the Shareholders’ Meeting by the Board of Directors.

OTHER EXTERNAL DIRECTORS

Director’s name or company name	Committee that proposed the appointment
N/A	N/A

Detail the changes, if any, during the year in the classification of each director.

Director’s name or company name	Date of change	Previous classification	Present classification
N/A	N/A	N/A	N/A

B.1.4. Indicate whether the classification of directors in B.1.3 above matches the distribution established in the Regulations of the Board of Directors.

Taking into account the current composition of the Board of Directors and the principles governing that composition - as laid down in the Regulations of the Board of Directors - it can be concluded that it complies fully with the Regulations of the Board of Directors and with the recommendations on good governance, since, in the light of the shareholder structure of Telefónica Móviles, S.A., the Board includes a significant number of independent Directors (five), and the external Directors (domanial and independent) represent an ample majority over the executive Directors (thirteen compared to one).

B.1.5. State the powers, if any, delegated to the Chief executive officer(s):

Director’s name or company name	Brief description
Antonio Viana Baptista	Delegation of the powers of the Board except for those which are non-delegable

At the date of this Report the Company does not have a Chief Executive Officer, although the Chairman, as Executive Chairman, has had expressly delegated to him all the powers of the Board of Directors except for those that are non-delegable by law or under the By-laws.

B.1.6 List the Board members, if any, in senior management or executive posts of other companies forming part of the listed company.

Director’s name or company name	Name of group company	Office
Antonio Viana Baptista:	Telefónica Móviles España, S.A.	Chairman
Antonio Viana Baptista:	Brasilcel, N.V.	Director
José María Álvarez-Pallete López	Telefónica Móviles España, S.A.	Director
Lars M. Berg	Telcel, C.A.	Director
Lars M. Berg	Telefónica Móviles Colombia, S.A.	Director
José María Más Millet	Telcel, C.A.	Director
José María Más Millet	Telefónica Móviles Colombia, S.A..	Director
Javier Echenique Landiribar	Telefónica Móviles México, S.A.	Director

B.1.7 List the directors of the company, if any, that are directors of other non-group companies listed on official securities markets in Spain, that have been reported to the Company:

Director’s name or company name	Listed company	Office
Antonio Viana Baptista	Telefónica, S.A.	Director
Luis Lada Díaz	Sogecable, S.A.	Director
Luis Lada Díaz	Telefónica, S.A.	Director
Maximino Carpio	Telefónica, S.A.	Director
Miguel Canalejo Larrainzar	Azkoyen, S.A.	Director
Miguel Canalejo Larrainzar	Unión FENOSA, S.A.	Director
Antonio Massanell Lavilla	Telefónica, S.A.	Director
Javier Echenique Landiribar	URALITA, S.A.	Director
Javier Echenique Landiribar	ACS-Actividades Construcciones y Servicios, S.A.	Director
Javier Echenique Landiribar	Hidroeléctrica del Cantábrico, S.A.	Director
Javier Echenique Landiribar	Grupo Empresarial ENCE, S.A.	Director
Fernando de Almansa Moreno-Barreda	Telefónica, S.A.	Director
Alfonso Merrry del Val	NH Hoteles, S.A.	Director
Alfonso Merrry del Val	J.A. Carrión, S.A.	Director
José María Más Millet	NH Hoteles, S.A.	Director
José María Más Millet	SOS Cuetara, S.A.	Director
José María Más Millet	Sotogrande, S.A.	Director
Enrique Corominas	AGBAR, S.A.	Director
Enrique Corominas	ABERTIS Infraestructuras, S.A.	Director

B.1.8 Fill in the following tables regarding the accrued aggregate remuneration of directors during the year:

a)	At the reporting company:

Heading	In thousand euros
Fixed remuneration (i)	2,649
Variable remuneration	611
Per diems	96
Directors’ fees	—
Stock options and/or other financial instruments	—
Other (ii)	164

TOTAL:	3,571

Other benefits
Advances	—
Loans granted	—
Pension plans and funds: Contributions	8
Pension plans and funds: Commitments incurred
Life insurance premiums	15
Guarantees provided by the company to directors

b)	For membership by Board members of other boards of directors and/or senior management of Group companies:

Heading	Thousands of euros
Fixed remuneration
Variable remuneration
Per diems	197
Directors’ fees	—
Stock options and/or other financial instruments	—
Other

TOTAL:	197

Other benefits	Thousands of euros
Advances
Loans granted
Pension plans and funds: Contributions
Pension plans and funds: Commitments incurred
Life insurance premiums
Guarantees provided by the company to directors

c)	Total remuneration by type of director:

Type of director	By company	By group
Executive	1,594
External domanial	1,061	26
External independent	916	171
Other external

Total	3,571	197

d)	With respect to the attributable income of the controlling company:

Total remuneration of directors (thousand euros)	3,768
Total remuneration of directors as % of controlling company attributable income	0.20%

B.1.9 List the members of senior management who are not executive directors and show the total remuneration earned by them during the year

Name or company name	Position
Ernesto López Mozo	General Manager, Finance and Management Control
Antonio Hornedo Muguiro	Secretary General
Fernando Herrera Santa María	Commercial Executive Manager of Telefónica Móviles España
Belén Amatriaín Corbi	Managing Director of Telefónica Móviles España
Ignacio Camarero García	Executive Manager, Operations, Telefónica Móviles España, S.A.
Manuel Costa Marques	General Manager, Corporate Development
Luis Miguel Gilperez López	Executive Manager, International Area, Telefónica Móviles
Miguel Menchén Alumbreros	General Manager, Telefónica Móviles México
Iñigo Serrano Chacón	General Manager, Medi Telecom
Emilio Gayo Rodríguez	General Manager, Operations, Telefónica Móviles, S.A.
Eduardo Caride	General Manager for South Cone
Pilar López Alvarez	Manager of management control
Juan José Berganza	Manager, Communications Division
Fernando Panizo	General Manager, European Operations
Gemma Medrano	Manager, Resources Division

Total remuneration of senior management (in thousand euros)	8,044

B. 1.10 State, on an aggregate basis, whether there are guarantee or “golden parachute” clauses benefiting senior members (including executive directors) of the company and/or its group, the cover possible dismissals . State whether these contracts must be reported to and/or approved by the governing bodies of the company and/or its group:

Number of beneficiaries	15

	Board of Directors	General Shareholders’ Meeting
Authorized by	x

	YES	NO
Is the General Shareholders’ Meeting informed of the clauses?		x

B.1.11 Describe the process for setting Board members’ remuneration and the relevant By-law articles.

Under Article 20 of the By-laws,

•	The Directors’ compensation shall consist of a fixed and set monthly allotment and of per diems for attending the meetings of the Board of Directors and of its executive and advisory committees. The amount of the compensation that the Company can make available for its Directors overall for both items shall be the one determined for this purpose by the General Shareholders Meeting, which shall remain in effect as long as it does not decide to modify it. It shall fall to the Board of Directors to determine the exact amount to be paid within that limit and the distribution thereof among the different Directors.

•	In addition to and separately from the compensation contemplated in the previous paragraph, the establishment of compensation systems benchmarked to the quoted valued of the shares or entailing the delivery of shares or stock options, intended for the Directors, is provided for. The application of these systems of remuneration must be agreed by the Shareholders’ Meeting, which shall determine the value of the shares that is to be taken as a reference, the number of shares to be delivered to each Director, the price of exercising the option rights, the period of duration of this system of remuneration and any other conditions that it considers appropriate.

•	The remuneration envisaged in the previous paragraphs arising out of membership of the Board of Directors shall be compatible with any other professional or or occupational earnings falling due to the Directors for any other executive or advisory duties they perform for the Company, as pertinent, other than those of joint supervision and decision-making specific to their status as Directors, which shall be subject to the legal rules that may apply to them.

Under Article 34 of the Regulations of the Board of Directors,

•	The Boards shall have the right to receive the remunerations set by the Board of Directors subject to the statutory provisions and prior report of the Appointments and Remuneration Committee.

•	The Board shall endeavor to ensure that the Directors’ remuneration is in line with that paid in the market at companies of a similar size and activity.

•	The Directors’ remuneration is fully transparent. With this aim, the Appointments and Remuneration Committee carries out an annual review of the policy on Directors’ remuneration.

Pursuant to these rules and on the basis of surveys commissioned from independent third parties, the Appointments and Remuneration Committee proposes to the Board of Directors the exact amount to be paid within the limit set by the Shareholders’ Meeting and how it should be distributed among the individual directors, taking into account in order to do so the level of responsibility and commitment and the incompatibilities that performance of the office entails.

B.1.12. Identify any Board members who also sit on board(s) of directors or hold executive posts in companies with significant shareholdings in the listed company and/or in its group companies:

Director’s name or company name	Significant shareholder’s company name	Office
Antonio Viana Baptista:	Telefónica, S.A.	Director and member of the Management Committee

Antonio Viana Baptista:	Portugal Telecom SGPS	Director

Antonio Viana Baptista:	Telefónica Internacional, S.A.	Director

Antonio Viana Baptista:	Telefónica de España, S.A.	Director

Antonio Viana Baptista:	O2, plc.	Director

Antonio Viana Baptista:	Cesky Telecom, a.s.a .	Member of the Supervisory Board.

José María Álvarez-Pallete López	Telefónica Internacional, S.A.	Chairman

José María Álvarez-Pallete López	Telefónica, S.A.	Member of the Management Committee

José María Álvarez-Pallete López	Telefónica de España S.A.	Director

José María Álvarez-Pallete López	Telefónica Data Corp, S.A.	Director

José María Álvarez-Pallete López	Telecomunicaciones de Sao Paolo, S.A.	Director

José María Álvarez-Pallete López	Compañía de Comunicaciones de Chile, S.A.	Director

José María Álvarez-Pallete López	Telefónica de Argentina, S.A.	Director

José María Álvarez-Pallete López	Telefónica del Perú, S.A.	Director

José María Álvarez-Pallete López	Telefónica Larga Distancia de Puerto Rico, Inc.	Director

José María Álvarez-Pallete López	Compañía Internacional de Telecomunicaciones, S.A.	Director

José María Álvarez-Pallete López	Telefónica Mundo, S.A.	Director

José María Álvarez-Pallete López	Telefónica Holding Argentina, S.A.	Director

José María Álvarez-Pallete López	Telefónica Internacional de Chile, S.A.	Director

José María Álvarez-Pallete López	Cesky Telecom	Member of the supervisory Board

Luis Lada Díaz	Telefónica de España, S.A.	Chairman

Luis Lada Díaz	Telefónica, S.A.	Director and member of the Management Committee

Luis Lada Díaz	Telefónica Internacional, S.A.	Director

Luis Lada Díaz	Cesky Telecom, a.s.	Vicepresident of the Supervisory Board

Antonio Massanell Lavilla	Telefónica, S.A.	Director

Maximino Carpio García	Telefónica, S.A.	Director.

Fernando de Almansa Moreno-Barreda	Telefónica Internacional, S.A.	Director

Fernando de Almansa Moreno-Barreda	Telefónica, S.A.	Director

Fernando de Almansa Moreno-Barreda	Telefónica de Argentina, S.A.	Director

Fernando de Almansa Moreno-Barreda	Telecomunicaciones de Sao Paolo, S.A.	Director

Fernando de Almansa Moreno-Barreda	Telefónica del Perú, S.A.	Director

B.1.13 State the amendments, if any, made during the year to the Regulations of the Board of Directors.

No amendments have being made to the Regulation of the Board of Directors during 2005.

B.1.14. Describe any procedures for appointment, re-election, assessment and removal of directors. List the competent bodies, the steps to be taken and the criteria to be applied in each such procedure.

Appointment

Telefónica Móviles, S.A.’s By-laws specify that the Board of Directors shall consist of a minimum of three and a maximum of nineteen members, who shall be appointed by the Shareholders’ Meeting. In accordance with the provisions of the Spanish Public Companies’ Law and the By-laws, the Board of Directors may provisionally fill vacancies by co-option.

In this respect it should be pointed out that, as a general rule, the appointment of Directors at Telefónica Móviles, S.A. is submitted to the Shareholders’ Meeting for decision. Only on certain occasions, when it is essential because vacancies have arisen since the Shareholders’ Meeting, are Directors appointed by co-option, in conformity with the provisions of the Spanish Public Companies’ Law, and this decision is ratified at the next Shareholders’ Meeting.

Otherwise, and in all cases, proposals for the appointment of Directors must comply with the requirements of the Board Regulations and be preceded by the relevant favorable report from the Appointments and Remuneration Committee, which is not binding.

In this way, and in compliance with the provisions of the Regulations, the Board of Directors, when exercising its right to co-opt and to propose appointments to the Shareholders’ Meeting, shall endeavor to ensure that the external or non-executive Directors represent an ample majority over the executive Directors. The Board shall likewise endeavor to ensure that the majority group of external Directors comprises, on the one hand, those proposed by the owners of stable significant shareholdings in the Company (domanial Directors) and, on the other, professionals of high standing who are not related to the executive team or to the significant shareholders (independent Directors). In order to establish a reasonable equilibrium between both types of external directors, the Board shall take into account the Company’s ownership structure, so that the ratio of one type of Directors to the other reflects the ratio of stable capital to floating capital.

As far as the choice of external or non-executive Directors is concerned, the candidates must be persons of recognized integrity, competence and experience, who are willing to dedicate a sufficient portion of their time to the Company, and particular care must be taken when choosing candidates for independent directorships.

As regards the choice of the latter, the Regulations of the Board of Directors specify that in order to fill independent directorships the Board shall propose or appoint persons who meet conditions that ensure their impartiality and objective judgment. These conditions include, by way of illustration, the following:

a)	that they do not have, or have not recently had, any material direct or indirect employment, commercial or contractual relationship with the Company, its executives, its domanial directors or the group companies whose shareholding interests the latter represent, credit institutions occupying a prominent position in the company financing, or organizations that receive significant subsidies from the company;

b)	that they are not directors of any other listed company which has domanial directors at the Company;

c)	that they are not close family relatives of the executive Directors, the domanial Directors or the members of the Company’s senior management.

If any of the foregoing relationships exists, it must be made known to and evaluated by the Board after receipt of a report from the Appointments and Remuneration Committee, and it must be disclosed in the Company’s Annual Corporate Governance Report.

Re-appointment

Directors are appointed for a period of five years, and may be re-appointed for one or more periods of the same duration.

As with proposals for appointment, proposals for the re-appointment of Directors must be preceded by the relevant favorable report from the Appointments and Remuneration Committee, which is not binding.

Assessment

In accordance with the provisions of the Regulations of the Board of Directors, the Board annually evaluates its operation and the quality of its work when it approves the Annual Corporate Governance Report.

Removal

Directors shall vacate office at the end of the term for which they were appointed or when the Shareholders’ Meeting so decides by virtue of the powers legally vested in it.

B.1.15. Specify under what circumstances Directors are obliged to resign.

Under Article 14 of the Regulations of the Board of Directors, Directors must offer to resign and must formally tender their resignation to the Board of Directors in the following cases:

a)	When they reach 70 years of age. Directors shall cease to hold office when they reach the age of 65, although they may continue to serve on the Board if the Board so determines. In such cases, the termination of office shall be effective at the first Board Meeting after the Shareholders’ Meeting that approves the financial statements for the year in which the Director has reached the age limit.

b)	When they cease to hold the executive posts linked to their appointment as director, or when the reasons for their appointment cease to exist, and this shall be deemed to be the case of a external domanial Director when the Entity or corporate Group he represents ceases to hold a significant shareholding in the Company’s capital stock or, in the case of an independent Director, when he joins the executive team of the Company or any of its subsidiaries.

c)	When they are affected by any of the legally specified incompatibilities or disqualifications.

d)	When they have received a serious warning from the Appointments and Remuneration Committee for failing to fulfill any of their obligations as a Director.

e)	When they belong to the Board could adversely affect the Company’s standing or reputation in the market or otherwise jeopardize its interests.

B.1.16. Explain whether the duties of chief executive officer fall to the chairman of the Board. Indicate any measures taken to limit the risks of one single person accumulating powers:

Yes

☒

                No

☐

Measures to limit risks

-	In accordance with the provisions of the Board Regulations, the Chairman must act at all times in accordance with the criteria and guidelines set by the Shareholders’ Meeting, by the Board of Directors and by the Board Committees.

-	Similarly, any agreement of special importance for the Company must be submitted for prior approval to the Board of Directors or the appropriate Board Committee.

-	Likewise, reports and proposals from the Board committees are required before approving certain resolutions.

It is important to note that the Chairman has no casting vote on the Board.

B.1.17. Is a reinforced majority, other than those legally stipulated, required for any kind of decision?

Yes                                                                                   No   ☒

State how the Board adopts resolutions, indicating at least the minimum quorum and types of majority required to pass resolutions:

Adoption of resolutions

Description of resolution	Quorum	Type of majority
All resolutions	Attendance in person or by proxy of half plus one of all the Directors. If the number of Directors is uneven, when the number of them present or represented is greater than that of those who are absent.	An absolute majority of the votes of those attending in person or by proxy, except for the permanent delegation of powers to the Executive Committee or the Chief Executive Officer and the appointment of directors to fill such posts (vote in favor of 2/3 of the Board)

B.1.18. Explain if there are specific requirements, other than those for directors, for being appointed chairman.

Yes	No	☒

Description of requirements

B.1.19. Indicate whether the Chairman has a casting vote.

Yes

☐

No

☒

Matters in which there is a casting vote

B.1.20. Indicate whether the By-laws or the Regulations of the Board of Directors set any age limit for directors:

Yes

☒

No

☐

Age limit for Chairman:

65

However, he may continue to serve as a Director if the Board so determines.

Age limit for CEO:

65

However, he may continue to serve as a Director if the Board so determines.

Age limit for directors:

70

B.1.21. Indicate whether the By-laws or the Regulations of the Board of Directors set a limited term of office for independent directors.

Yes

☐

No

☒

Maximum years of term of office

B.1.22. Indicate whether there are any formal processes for proxy voting in the board of directors. If so, describe them briefly.

The Regulations of the Board of Directors specify that when Directors are unable to attend Board meetings personally, they shall endeavor to ensure that any appointment they make of another Director to represent them includes, as far as possible, the appropriate instructions. Such proxies may be appointed by letter or by any other means that verifies and validates the representation, in the opinion of the Chairman.

B.1.23. State how many times the Board has met during the year and also, if any, how many times the Board met without attendance by its Chairman.

Number of Board meetings	12
Number of Board meetings in the absence of the Chairman	0

State the number of board committee meetings held over the year:

Meetings of the Executive Committee	1
Meetings of the Appointments and Remuneration Committee	8
Meetings of the Audit and Control Committee	11

B.1.24 Indicate whether the individual and consolidated annual accounts presented for Board approval are certified beforehand.

Yes

☐

No

☒

State, if appropriate, the person(s) that certified the company’s individual and consolidated financial statements for formulation by the Board:

Tax ID no.	Name	Position

B.1.25 describe the mechanisms, if any, established by the Board of Directors to avoid the individual and consolidated financial statements formulated by it and submitted to the Shareholders Meeting containing qualifications in the auditors’ report.

The Board of Directors, through the Audit and Control Committee, assumes a fundamental role in the supervision of the process of preparing the Company’s financial information, serving to control and coordinate the various players involved. In this respect, and in order to achieve this objective, the work of the Audit and Control Committee addresses four fundamental issues:

(i)	being aware of the company’s financial reporting process and internal control systems,

(ii)	monitoring the independence of the external auditors, by supervising their work and serving as a conduit for communication between the Board of Directors and the auditors and between the auditors and the Company’s management,

(iii)	supervising the internal audit services, and

(iv)	supervising the suitability and integrity of the internal financial information audit systems.

The Audit and Control Committee verifies both the Company’s periodic financial information and annual financial statements, ensuring that all the financial information is prepared in accordance with the same principles and professional practices. In order to do so, the Audit and Control Committee meets as often as is appropriate, and did so on 11 occasions in 2005.

Apart from that, the external auditors regularly participate in the meetings of the Audit and Control Committee to explain and clarify, at the Committee’s request, aspects of the audit reports and of the work done by the external auditors. In addition, at the Committee’s request, other members of the management team of both the Company and its subsidiaries have participated to explain specific matters affecting their respective areas of responsibility. In particular, mention is made of the participation of the managers in charge of the financial area and accounting consolidation, and those in charge of internal audit.

The above notwithstanding, Article 39 of the Regulations of the Board of Directors states that the Board of Directors must endeavor to definitively formulate the accounts so as to avoid giving rise to qualifications by the auditors, although the Regulations also indicate that when the Board considers that it must stand by its opinion, it must publicly explain the content and scope of the disagreements.

B.1.26 Describe the measures taken to ensure that the information disclosed to the securities markets is conveyed equitably and symmetrically.

The legal requirements affecting Telefónica Móviles, S.A. arising out of both Spanish and US legislation, together with the developments in corporate governance, have led the Company to adopt a specific set of rules with the aim of demonstrating its commitment to transparency with the markets, and so that all the information disclosed to the securities markets is conveyed equitably and symmetrically. As a result of this commitment, on April 29, 2003, the Board of Directors of Telefónica Móviles, S.A. adopted the “Rules on Disclosure of Information to the Markets”.

According to the Rules on Disclosure of Information to the Markets, and pursuant to Section 82.2 and 3 of the Spanish Securities Markets Law and Royal Decree 1333/2005 of November 11, by means of which Law 24/1998 of July 28 of the Securities Market is developed, the Company immediately discloses all material information to the markets by submitting a notice to the Spanish Securities & Exchange Commission (CNMV). Likewise the Company similarly forwards to the US market each and every one of the notices that, for these purposes, it has filed with the CNMV.

Likewise, the Company publishes on its website all the material information notices that it files with the CNMV in compliance with the relevant applicable requirements.

Information of relevant events comply with the requirements relating to timing and format laid down by each of the regulations governing the markets on which the Company’s shares are listed, and this includes the use of such electronic systems to record information as may be necessary.

Additionally, through the Investor Relations area, the Company publishes all the presentations made in industry fixed income or equities forums or conferences on its website, within the Information for shareholders and investors section. On certain occasions, such as the publication of results or in the case of significant strategic operations or decisions, audio conferences are arranged that can be followed either by telephone or on the Internet (web cast), thus guaranteeing universal access to the information in real time.

B.1.27 Is the Secretary of the Board a Director?

Yes

☒

No

☐

B.1.28 Describe the mechanisms, if any, established by the Company to safeguard the independence of auditors, financial analysts, investment banks and rating agencies.

With regard to the independence of the Company’s external auditors, Article 39 of the Telefónica Móviles Regulations of the Board of Directors specifies that the Board of Directors, through the Audit and Control Committee, must establish a stable, professional relationship with the auditors, with strict respect for their independence. Thus, the fundamental responsibilities of the Audit and Control Committee include that of “liaising with the Auditors to receive information on any issues that might jeopardize the latter’s independence and monitoring situations that may involve a threat to the independence of the Company’s external auditors”. Along these lines, and in the light of domestic (Law 44/2002, of November 22, 2002, on Financial System Reform Measures) and foreign (Sarbanes-Oxley Act) legislation, the Board of Directors approved a set of Regulations governing Relations with the External Auditors that regulate all aspects of the relationship between the Company and its Group and the External Auditors, ranging from appointing the auditors to supervising their activities, and including the requirement that the Audit and Control Committee must approve all the services provided by the auditors, in particular, those that are not specifically audit services as defined and described in the aforementioned Regulations. The Audit and Control Committee has assumed the power of approving all these services, not only when they are provided to Telefónica Móviles, S.A. but also when they are provided to subsidiaries that do not have their own Audit and Control Committee.

Additionally, under Article 24 of the Regulations of the Board of Directors, it is the Company’s Audit and Control Committee that proposes the appointment of the External Auditors to the Board of Directors for submission to the Shareholders’ Meeting, and, as appropriate, the terms of engagement, including the amount of their remuneration, the scope of their professional remit and the termination or renewal of the appointment.

Furthermore, the external auditors have direct access to the Audit and Control Committee, and usually participate in Committee meetings, without the presence of members of the Company’s management team whenever that might be necessary. In this respect, and in accordance with the requirements of the relevant US legislation, the external auditors have a duty to inform the Audit and Control Committee, at least once a year, about the most significant accounting policies and practices applied in preparing the Company’s financial and accounting information, any alternative accounting treatment within the generally accepted accounting principles and practices that affects any material element within the financial statements that may have been discussed with the management team and, lastly, any material communication between the auditors and the Company’s management team.

In accordance with its terms of reference, the Audit and Control Committee monitors situations that may involve a threat to the independence of the Company’s External Auditors and specifically supervises the percentage that the fees paid by the Company represent in the total revenues of the audit firm. In this respect, in accordance with current legal requirements, the Company discloses in its annual report the fees paid to the External Auditors, including those relating to services other than audit services.

B.1.29 Indicate whether the audit firm does work for the Company and/or its group other than audit work and, if so, state the fees received by it for such work and the amount of such fees as a percentage of the fees billed to the Company and/or its Group.

	Company	Group	Total
Amount (thousand euros) of work other than audit work	4,200-	669,329	673,529
Amount of non-audit work as % of total amount billed by the audit firm	0,01%	0,23%	0,20%

B.1.30. State the number of consecutive years in which the present audit firm has audited the financial statements of the Company and/or its Group, and the number of years audited by the present audit firm as a percentage of the total years for which the financial statements have been audited:

	Company	Group
Number of consecutive years	1	1

	Company	Group
No. of years audited by the present audit firm as a % of the years for which audits have been made	16%	16%

B.1.31 List the holdings by members of the Company’s Board of Directors in the capital of companies engaging in activities identical, similar or supplementary to those of the corporate purpose of the Company or of its Group which have been reported to the Company; and any office or function which they may perform thereat:

Director’s name or company name	Name of investee company	% of ownership	Office or functions
Maximino Carpio	Telefónica, S.A.	<0.01	Director
Javier Echenique	Telefónica, S.A.	<0.01	N/A

Alejandro Burillo	Corporativo Wcom, S.A de C.V.	99	N/A
Alejandro Burillo	Grupo Wcom, S.A. de C.V.	99	N/A
Alejandro Burillo	Televisión Internacional, S.A. de C.V.	11.17	N/A
Alejandro Burillo	PanAmSat de México, S. De R.L.	51	N/A
Antonio Viana Baptista	Telefónica, S.A.	<0.01	Director
Antonio Viana Baptista	Portugal Telecom SGPS	<0.01	Director
Antonio Viana Baptista	PT Multimedia	<0.01	Director
Fernando de Almansa Moreno Barreda	Telefónica, S.A.	<0.01	Director
Antonio Massanell	Telefónica, S.A.	<0.01	Director
Jose María Mas	Telefónica, S.A.	<0.01	N/A
Jose Maria Alvarez Pallete	Telefónica, S.A.	<0.01	Member of the Executive Committee
Luis Lada Díaz	Telefónica, S.A.	<0.01	Director
Luis Lada Díaz	Sogecable S.A.	<0.01	Director

B.1.32 Indicate whether there are procedures for directors to receive external advice.

Yes

☒

No

☐

Article 27 of the Regulations of the Board of Directors states that, in order to obtain help in their duties, the External Directors may agree by majority or any of the Committees of the Board by majority resolution by its members, to request the hiring of legal, accounting, financial advisors or other experts, at the expense of the Company.

The task commissioned must necessarily concern specific problems of a certain importance and complexity that arise when performing their duties.

The decision to hire such services must be reported to the Chairman of the Company and shall be carried out through the Secretary of the Board, except if the Board of Directors does not consider it necessary or convenient to hire these.

B.1.33 Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for the meetings of the governing bodies.

Yes

☒

No

☐

Description of the procedure

All Board meetings have a pre-established Agenda that is circulated in advance, together with the notice calling the meeting. The Company takes the necessary measures to ensure that Directors are provided in advance with sufficient information specifically produced and designed to enable them to prepare for Board Meetings and Board Committee Meetings.

To furnish all the information and clarifications necessary in relation to certain of the issues discussed, the Group’s principal executives attend practically all of the Board Meetings, in order to explain matters within their scope of responsibility.

In addition, and as a general rule, the Regulations of the Board of Directors also specifically state that Directors are vested with the broadest powers to obtain information on any aspect of the Company, to examine its books, records, documents and other background details relating to corporate operations. The exercise of this right to information shall be channeled through the Chairman or the Secretary of the Board of Directors, who shall respond to Directors’ requests by providing them with the information directly, or by putting them in touch with the appropriate Company executives.

B.1.34. Indicate whether there is third party liability insurance for the Directors.

Yes

☒

No

☐

B.2. Board of Directors’ Committees

B.2.1 List the Company’s governing bodies:

Name	No. of members	Functions
Board of Directors	14	See Note in Section G
Executive Committee	8	See explanation in Section B.2.3
Appointments and Remuneration Committee	5	See explanation in Section B.2.3
Audit and Control Committee	3	See explanation in Section B.2.3

B.2.2 List the Board committees and all their members:

EXECUTIVE COMMITTEE

Name	Office
Antonio Viana Baptista	Chairman
Enrique Corominas Vila	Vice chairman
José María Más Millet	Secretary
José María Alvarez-Pallete	Member
Miguel Canalejo Larrainzar	Member
Alfonso Merry del Val Gracie	Member
Fernando de Almansa Moreno-Barreda	Member
Luis Lada Díaz	Member
Javier Echenique Landiribar	Member

AUDIT AND CONTROL COMMITTEE

Name	Office
Javier Echenique Landiribar	Chairman
Miguel Canalejo Larrainzar	Member
Alfonso Merry del Val.	Member

APPOINTMENTS AND REMUNERATION

COMMITTEE

Name	Office
José María Más Millet	Chairman
Javier Echenique Landiribar	Member
Maximino Carpio García	Member
Alfonso Merry del Val	Member
Lars Berg	Member

B.2.3 Describe the organizational and functional rules and the responsibilities attributed to each of the board committees:

EXECUTIVE COMMITTEE

a) Composition.

The Executive Committee is made up of the Chairman of the Board, a Vice-Chairman and seven members appointed by the Board of Directors.

In conformity with the provisions of the Regulations of the Board of Directors, in the qualitative composition of the Executive Committee, the Board has endeavored to ensure that the external or non-executive Directors represent a majority over the executive Directors (seven to one).

In any case, the appointment or re-appointment of the members of the Executive Committee shall require the vote in favor of at least two-thirds of the members of the Board of Directors in order to be valid.

b) Operation.

The Executive Committee meets whenever called to do so by its Chairman.

The functions of Chairman and Secretary of the Executive Committee are performed by the persons holding these same offices on the Board of Directors.

There is a quorum for meetings of the Executive Committee when half plus one of the Committee members are present or represented.

Resolutions are adopted by a majority of the Directors attending the meeting (present or represented), and the Chairman has the casting vote in the event of a tie.

c) Responsibilities.

Pursuant to the provisions of the Company By-laws and the Regulations of the Board of Directors, the Board of Directors, always subject to current legal provisions, has delegated all of its powers, except for those that are non-delegable by law or under the By-laws, to an Executive Committee, although, in practice, the very high level of operations of the Board of Directors and its adequate capacity to handle the volume of matters that are submitted to it for consideration mean that this Committee does not play such a significant role as in other companies. For this reason, on April 29, 2003, the Board of Directors resolved, without prejudice to the powers already delegated to the Committee and in line with the Good Governance recommendations, to assign to this Committee the functions that are normally the remit of strategy Committees. In this way, the function of this body has been revitalized.

d) Relationship with the Board of Directors.

Relations between the two bodies are based on the principle of transparency, so that the Board always has full knowledge of the decisions taken by the Committee. Thus, the Board of Directors is informed at each of its meetings of all the resolutions adopted by the Executive Committee, and such resolutions are also subject to ratification by the Board.

AUDIT AND CONTROL COMMITTEE

In implementation of Article 19 bis of the By-laws of Telefónica Móviles, S.A., Article 24 of the Company’s Regulations of the Board of Directors governs the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of three Directors appointed by the Board of Directors. All of the members of the Committee are non-executive Directors.

The Chairman of the Audit and Control Committee has been appointed from among its members, and must be replaced every four years; he may be re-elected once one year has elapsed since the end of his term of office. To comply with this provision, at its meeting in November 2004 the Audit and Control Committee resolved that Javier Echenique Landiribar should replace Miguel Canalejo Larrainzar as Chairman.

b) Responsibilities

Without prejudice to any other task it may be given by the Board of Directors, the primary function of the Audit and Control Committee is to support the Board of Directors in its supervisory functions and, specifically, it has the following responsibilities:

1.	To report, through the Chairman, to the Shareholders’ Meeting on issues raised by the shareholders in relation to matters within the Committee’s remit;

2.	To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditor referred to under Article 204 of the Corporations Act, as well as the terms of the retainer thereof, the scope of the professional assignment and the renewal or revocation of the appointment, as pertinent;

3.	To oversee the internal audit services;

4.	To be aware of the financial reporting and internal control systems procedures; and

5.	To liaise with the Auditors in order to receive information on any issues that might jeopardize the latter’s independence, and any others connected with the auditing procedure, and to receive information and to maintain with the Auditors the communications envisaged in audit legislation and in the technical auditing regulations.

6.	In conjunction with the Appointments and Remuneration Committee, to supervise the preparation of the Annual Corporate Governance Report and to submit it to the Board for approval.

c) Operation.

The Audit and Control Committee meets at least once a quarter and as often as appropriate when called by the Chairman, at his own initiative, or when requested by two of its members or by the Executive Committee. There is a quorum for meetings of the Audit and Control Committee when at least half of its members are present or represented and resolutions are adopted by a majority of those attending. When there is a tie in voting, the Chairman shall have the casting vote.

The Audit and Control Committee may request the attendance at its meetings of the Company’s Auditors and of the internal audit manager.

APPOINTMENTS AND REMUNERATION COMMITTEE

a) Composition.

The Appointments and Remuneration Committee is made up of five Directors. All of the members of the Committee are non-executive Directors.

The Chairman of the Appointments and Remuneration Committee has been appointed from among its members.

b) Responsibilities.

Without prejudice to any other task it may be given by the Board of Directors, the Appointments and Remuneration Committee has the following responsibilities:

1.	To report on proposals for appointment of Directors and senior executives of the Company and its subsidiaries;

2.	To approve the remuneration scales for the Company’s senior executives;

3.	To approve the standard contracts for the Company’s senior executives;

4.	To establish the Chairman’s remuneration arrangements;

5.	To report and put forward proposals to the Board of Directors on the Directors’ compensation arrangements and review them periodically to ensure that they are appropriate to the tasks performed by the Directors, in conformity with the provisions of Article 34 of the Regulations of the Board of Directors;

6.	To report on the incentive plans;

7.	To examine the Directors’ and senior executives’ pay policy each year;

8.	To report on proposals for the appointment of members of the Executive Committee and the other Board Committees;

9.	To draw up and keep a register of situations of the Company’s Directors and senior executives; and

10.	To supervise, in conjunction with the Audit and Control Committee, the preparation of the Annual Corporate Governance Report and to submit it to the Board for approval.

11.	To exercise the other powers assigned to it by the Regulations of the Board of Directors.

An account is given at the Board’s next meeting of the actions taken by the Appointments and Remuneration Committee and, in any event, the Board is provided with the relevant documentation in order for it to be informed of such actions for the exercise of its responsibilities.

c) Operation.

The Appointments and Remuneration Committee shall meet whenever the Board of Directors or the Company Chairman ask for a report to be issued or for proposals to be approved within the Committee’s remit, and whenever the Chairman of the Committee considers it appropriate for the proper performance of its functions.

B.2.4. Indicate any advisory and consultancy powers and, where applicable, proxies assigned to each committee:

Committee	Brief description
Executive Committee	A committee with general decision-making powers to which all the powers of the Board of Directors have been expressly delegated, except for those that are non-delegable by law or under the By-laws. Its responsibilities also include those usually assigned to strategy committees.

Audit and Control Committee	Advisory and control committee

Appointments and Remuneration Committee	Advisory and control committee

B.2.5 Indicate any regulations that may cover the board committees; where they are available for consultation, and any changes that may have been made during the year. Indicate whether any annual report has been voluntarily drawn up on the activities of each committee.

The organization and operation of the Board Committees are specifically regulated within the Regulations of the Board of Directors. These Regulations are available for consultation on the Company’s website, in the records of the Spanish Securities & Exchange Commission (CNMV) and at the Madrid Companies Register.

B.2.6. If there is an Executive Committee describe its degree of delegation and autonomy in the exercise of its functions for the adoption of resolutions about the administration and management of the Company.

Telefónica Móviles has an Executive Committee.

In conformity with the provisions of the Company By-laws and the Regulations of the Board of Directors, the Board of Directors, always subject to current legal provisions, has delegated all of its powers, except for those that are non-delegable by law or under the By-laws, to an Executive Committee, although, in practice, the very high level of operations of the Board of Directors and its adequate capacity to handle the volume of matters that are submitted to it for consideration mean that this Committee does not play such a significant role as in other companies. For this reason, on April 29, 2003, the Board of Directors resolved, without prejudice to the powers already delegated to the Committee and in line with the Good Governance recommendations, to assign to this Committee the functions that are normally assigned to the strategy Committees. In this way, the function of this body has been revitalized.

Relations between the two bodies are based on the principle of transparency, so that the Board always has full knowledge of the decisions taken by the Committee. Thus, the Board of Directors is informed at each of its meetings of all the resolutions passed by the Executive Committee, to which end the minutes of the Committee’s meetings are circulated to all the Directors, and such resolutions are also subject to ratification by the Board.

B.2.7 Indicate whether the composition of the Executive Committee reflects the different directors’ participation in the Board as a function of their category.

Yes

☐

No

☒

B.2.8 If there is an Appointments Committee, indicate whether all its members are external directors.

Yes

☒

No

☐

C. RELATED PARTY TRANSACTIONS

C.1. List any relevant operations entailing a transfer of resources or obligations between the company or its group companies and the significant shareholders in the company:

Significant shareholder’s name or company name	Company’s or group entity’s name	Nature of the transaction	Type of transaction	Amount (Thousand of Euros)
Telefónica, S.A.	Telefónica Móviles, S.A.	Grant of loans and other credit facilities	Commercial	10,171
Telefónica, S.A.	Telefónica Móviles, S.A.	Warranties	Commercial	1,238
Telefónica, S.A.	Telefónica Móviles, S.A.	Derivatives	Commercial	961
Telefónica, S.A.	Telefónica Móviles, S.A.	Dividends and other distributable benefits	Commercial	772
Telefónica, S.A.	Telefónica Móviles, S.A.	Rendering of Services	Commercial	1,184
Telefónica, S.A.	Telefónica Móviles, S.A.	Reception of Services	Commercial	218
Telefónica, S.A.	Telefónica Móviles, S.A.	Sale of assets	Commercial	275
Telefónica, S.A.	Telefónica Móviles, S.A.	Purchase of property, plant and equipment	Commercial	16
Telefónica, S.A.	Telefónica Móviles, S.A.	Collaboration agreements	Commercial	616

See note G.

C.2. List any relevant transactions involving a transfer of resources or obligations between the Company or its group entities and the Company’s directors or executives.

Directors’ or executives’ name or company name	Company’s or group entity’s name	Nature of the transaction	Type of transaction	Amount (Thousand euros)
Alejandro Burillo Azcarraga	Telefónica Móviles, S.A.	Contractual	Exchange of Shares	177,274
Jose María Mas Millet	Telefónica Móviles, S.A.	Contractual	Advisory services	60
Lars M. Berg (i)	Telefónica Móviles, S.A.	Contractual	Consultancy services	54

(i)	This agreement was finalized during the second quarter of 2005.

C.3. List any relevant transactions by the Company with other companies in its group which are not eliminated in the process of preparation of the consolidated financial statements and were not performed in the ordinary course of the Company’s business as regards their purpose and conditions.

Tax ID no.	Name of Group entity	Brief description of the transaction	Amount (thousand euros)

C.4. Identify any conflicts of interest affecting company directors, pursuant to article 127 of the Spanish Companies Law.

Pursuant to Article 127, paragraph 3, of the Spanish Companies Law, there is no direct or indirect situation of conflict between the Company’s directors and the interests of the Company.

C.5. List the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

The Board of Directors of Telefónica Móviles, S.A. has taken the following action to detect, determine and resolve possible conflicts of interest:

•	With respect to the Directors, Article 31 of the Regulations of the Board of Directors expressly states that Directors must refrain from intervening in discussions concerning matters in which they have a direct or indirect interest.

In addition it specifies that a personal interest shall also be deemed to exist when the matter concerns a member of a Director’s family, or a company in which the Director holds an executive position or owns a significant shareholding.

Directors may not perform professional or commercial transactions directly or indirectly with either Telefónica Móviles, S.A or Group companies when such transactions are not performed in the ordinary course of the Company’s business or at arm’s length, unless they inform the Board of Directors beforehand and the latter, subject to a report from the Appointments and Remuneration Committee, approves the transaction with the vote in favor of at least 80% of the Directors present or represented at the meeting.

•	Regarding significant shareholders, Article 37 of the Regulations of the Board of Directors specifies that the Board of Directors formally reserves knowledge and authorization of any transactions between the Company and any of its shareholders with significant shareholdings.

Under no circumstances will the Board of Directors authorize any such transactions unless a report has first been prepared by the Audit and Control Committee assessing the transaction from the point of view of equal treatment for all shareholders and arm’s length basis. In the case of ordinary transactions, general authorization of the kind or type of transaction and its general conditions will suffice.

•	Regarding Executives, the “Internal Rules of Conduct for Securities Markets Issues” set forth the general principles governing the conduct of the “Affected Individuals” with respect to conflicts of interest.

Affected Individuals are:

a)	Members of the Board of Directors.

b)	Members of Telefónica Móviles Executive Committee.

c)	Telefónica Móviles Management and their Administrative Staff.

d)	Personnel comprising, at any time, the Corporate Strategy and Communications Division, the Corporate Finance Division, the General Secretariat (or Divisions with any other name that assume similar duties), up to and including the level of Department Director.

e)	Any other employee who, in the opinion of the Regulatory Compliance Committee, may have access to data and information in which Telefónica Móviles has a legitimate confidentiality interest, and any who hold confidential information relating to a specific transaction.

Under these regulations, the individuals affected must inform the Regulatory Compliance Unit set up for this purpose as soon as possible about any situations that could potentially involve the occurrence of conflicts of interest because of their activities outside the Telefónica Móviles Group, their family relations, their personal assets or for any other reason:

(i)	Financial intermediaries dealing with the Telefónica Móviles Group.

(ii)	Professional or institutional investors who have a significant relationship with the Telefónica Móviles Group.

(iii)	Significant suppliers of equipment or materials.

(iv)	Suppliers of professional services or external advisers including those providing legal, consultancy or audit services.

D. RISK CONTROL SYSTEMS

D.1 Give a general description of risk policy in the company and/or its group, listing and evaluating the risks hedged by the system, along with an explanation of how far these systems match the profile of each type of risk.

Telefónica Móviles, S.A. constantly monitors the most significant risks that could affect the principal companies that make up its group. In order to do so it has a Corporate Model that is applied periodically and uniformly to the group companies, making it possible to assess the importance of each of the risks that could affect the companies as well as the degree of control over each of them. In this way, the group has a map of risks that enables it to identify those requiring specific control and monitoring, prioritized according to their importance. Likewise, the model has a matrix that covers the operating processes used to manage each of the risks considered in order to assess the controls established and to be able to be reasonably certain that they will not materialize.

These risks and processes are identified by the Office of the Secretary General, which is responsible for the Group’s Internal Audit Area, and the results are reported periodically to the Audit and Control Committee of Telefónica Móviles, S.A.

The 50 risks considered by the model are divided into the following categories:

I.- Business process risks:

I.1.- Operating risks (risks that could affect the effectiveness and efficiency of the operating processes and the provision of services, customer satisfaction and the reputation of Group companies).

I.2.- Integrity risks (internal and external fraud).

I.3.- Management and human resources risks (management, direction and leadership; limits of authority, etc.).

I.4.- Technological risks and information procedures (access, data base pertinence, and information availability)

I.5.- Financial risks (liquidity, Credit, warranties)

II.- Information risks for decision making:

II.1.-	Operating information (tariffs, binding commitments)

II.2.-	Financial information (planning, budget, accounting and tax information)

II.3.-	Strategic assessment (diversification, business value, product and service life clice)

III.- Business environment risks (competition; shareholder relations; availability of resources; political and economic, legal and tax environment; regulation and changes in the sector).

D.2 Indicate the control systems established to assess, mitigate and reduce the main risks of the company and its group.

The framework of internal control adopted by the Telefónica Móviles Group is based on the COSO model, of high standing in international financial environments and considered as an appropriate control environment by Sarbarnes Oxley Act, whose objectives are:

•	The effectiveness and efficiency of operations

•	The safeguarding of assets.

•	The reliability of the financial information and,

•	Compliance with laws and regulations.

In addition to the controls established in each of the Company’s operating processes, the Group has the following specific elements of control:

•	An Internal Audit structure which covers the entire Telefónica Móviles Group that operates in accordance with the professional criteria and rules of the International Institute of Internal Auditors (first Spanish company to obtain the Institute’s quality certification).

•	The consolidated financial statements and those of all the companies with significant market power are subject to external audit. In addition, for the most important companies the External Auditors are asked to make recommendations relating to internal control.

•	For the establishment of appropriate and uniform control systems in the group, Telefónica Móviles, S.A. has a group of rules that regulate basic aspects of control. The main ones are:

(i) Rules of control over Company information and its system of financial and accounting information:

✓	Recording, disclosure and control of financial and accounting information.

✓	Rules on disclosure to the markets.

✓	Rules of conduct for financiers.

✓	Intra-group transactions.

(ii) Rules on external representation and relations between companies:

✓	Payments: segregation of duties, double joint signature, bank reconciliations, etc.

✓	Purchase of goods and services: budget reservation, corporate procedure for awarding contracts, formalization of commitments, payment terms, etc.

✓	Powers of attorney: to sign contracts, open accounts, have access to funds, etc.

(iii) Rules that regulate activities of a personal nature:

✓	Executives’ travel and entertainment expenses: limits, evidential support, reimbursement, etc.

✓	Rules on personal safety and information security.

•	The Group has Control Units with analogous procedures to control funds used, material transactions, travel and entertainment expenses, implementation of basic controls in the processes in which the risk is greater, etc.

•	Telefónica Móviles also has Units that control specific risks: Risks and Insurance, Reputation, Regulation, Management and Human Resources (labor risks).

•	All the Group companies have insurance cover that provides reasonable cover against possible risks of damage to the fixed assets and the possible consequent loss of profits. These policies include certain excesses. Management of this insurance is centralized at Group level in the Deputy General Management Department of Corporate Risks and Insurance.

Within the Group’s risks and due to its special relevance for investors and shareholders, special mention should be made of the financial and accounting information control system. At Telefónica Móviles, this process is regulated through the following handbooks, instructions and regulations:

•	Handbook of Valuation Standards and Accounting Policies.

•	Instructions for closing the accounts and for external audit.

•	Annual Calendar of financial and accounting information.

•	Corporate Chart of Accounts.

•	Handbook of the system of information for subsidiaries (a technical and computer instrument for the reporting of financial and accounting information and for the consolidation of the financial statements).

•	Regulations governing intra-group transactions and internal control.

An annual assessment is made of the efficiency of the internal controls on financial reporting, as regards both the process of drawing up the financial statements and the main processes for inputting information in the accounts.

D.3 If any of the risks affecting the company and/or its group materialized, describe the circumstances that caused them and state whether the established control systems worked properly.

No situations have been detected at the Telefónica Móviles Group that make it possible to say that the basic objectives of the internal control model are not being met.

The internal control model of Telefónica Móviles and its Group is subject to constant revision so that when a no controlled risk is              or a lack of control is discovered in any of the processes raising exposure of the risk beyond a reasonable level, the appropriate action plans are drawn up to introduce the necessary improvements. The most significant aspects of the action plans undertaken are reported on and monitored by the Audit and Control Committee until implementation is complete.

D.4 Indicate whether there is any committee or other governing body in charge of establishing and supervising these control systems and give details of what their duties are.

The Board of Directors of Telefónica Móviles, S.A. has an Audit and Control Committee whose functions, responsibilities and rules of operation are set forth in the By-laws and are in line both with legal requirements and with the recommendations on good corporate governance issued by both domestic and international bodies.

Except for the handling of specific matters, the Internal Auditor, the External Auditor and the representative of the Finance and Management Control Division are invited to attend the Committee’s meetings. Other Group executives are invited on an ad hoc basis to brief the Committee on specific matters that are of interest to it.

The functions performed by the Committee are:

•	With regard to the External Auditors:

✓	The Committee approves the proposal for the appointment, re-appointment, scope of remit and removal of the external auditors and, if appropriate, the engagement of the external auditors for the provision of services other than audit services.

✓	It supervise the reports of the external auditors and their independence.

✓	It resolves any disagreements, if they arise, between the management and the external auditors regarding the financial statements.

•	With regard to the Internal Auditor:

✓	The Committee monitors the effectiveness of the internal audit function, evaluating its human, technical and financial resources and its access to information.

✓	It approves the internal auditor’s work plan and is briefed on the results of the specific work performed, on the main risks affecting the Group companies and on the response to recommendations, specifically monitoring aspects that it considers most significant.

✓	It is briefed on external and internal frauds and the corrective and/or disciplinary measures adopted.

•	With regard to the financial statements and the internal controls:

✓	The Committee is briefed on the financial information process and the internal control systems.

✓	It revises the company’s accounts and the application of the accounting principles.

•	Information to the Board of Directors on the financial statements, internal controls and other issues within its sphere of responsibility.

Telefónica Móviles, S.A. has a computer system to which the Chairman and the members of the Audit and Control Committee of Telefónica Móviles, S.A. have access, which enables them to receive, if they so wish, information on the conclusions of the internal audit works and on compliance with the recommendations that are subject to specific monitoring.

The Group has set up committees at all the listed companies with functions similar to those described for the Audit and Control Committee of Telefónica Móviles, S.A.

D.5 Identify and describe the compliance processes for the regulations and standards affecting the company and/or its group.

The large majority of the companies that make up the Telefónica Móviles Group operate in the Telecommunications sector, which is subject to regulation in virtually all countries where established.

The internal control model described in this section includes compliance with laws and regulations among its basic objectives.

Specifically, the Group has Units that exercise control over these types of risks:

•	Corporate Regulation.

•	Legal Advisory Services.

E. GENERAL SHAREHOLDERS’ MEETING

E.1. Describe the minimum quorum of attendees required to hold the general shareholders’ meeting as established in the By-laws. Indicate any differences from the minimums set out in the Spanish Companies Act (SCA).

The regime established in article 11 of the By-laws, which is set out below, is in accordance with the prevailing legislation:

The ordinary or extraordinary General Shareholders’ Meeting shall be validly held at first call if the shareholders, present or represented by proxy, own at least 25 per cent of the subscribed voting stock. At second call, the meeting shall be deemed to be validly held regardless of the amount of capital represented.

Notwithstanding the above, in order for an Ordinary or Extraordinary General Shareholders’ Meeting to validly adopt resolutions relating to the issuance of debentures, to increase or decrease the capital stock, transformation, merger, spin-off, dissolution of the Company on the grounds provided for in number 1 of Article 260 of the Public Corporation Law and, in general, any amendment to the company By-laws, the meeting must be attended at first call, either personally or by proxy, by shareholders representing at least 50 percent of the subscribed voting stock. At second call, attendance of 25% of the above mentioned capital stock shall be sufficient. If the stockholders attending represent less than 50 percent of the capital subscribed with the right to vote attend, the decisions to which this paragraph makes reference can only validly be made if two thirds of the capital attending or represented at the Meeting vote in favor of the decision adopted.

E.2. Explain the rules governing adoption of corporate resolutions. Describe any differences from the guidelines established under the Spanish Companies Act (SCA).

The adoption of resolutions is governed by articles 8 and 11 of the By-laws and is similar to the provisions of the prevailing legislation.

The By-laws establish that Shareholders, legally and validly convened at a Shareholders’ Meeting shall decide, by majority vote, those matters that fall within its competence.

Notwithstanding the above, in the event the meeting were constituted at second call and shareholders attending represent less than 50% of the subscribed voting stock, in order for an Ordinary or Extraordinary General Shareholders’ Meeting to validly adopt resolutions relating to the issuance of debentures, to increase or decrease the capital stock, transformation, merger, spin-off, dissolution of the Company on the grounds provided for in number 1 of Article 260 of the Public Corporation Law, the decisions can only validly be made if two-thirds of the capital attending or represented at the Meeting vote in favor.

E.3. List all shareholders’ rights regarding the general meetings other than those established under the SCA.

The rights granted by Telefónica Móviles to shareholders regarding the general meetings are the same as those established by the SCA. At the same time, and with the aim of encouraging shareholder attendance, in accordance with article 11 of the Regulations of the General Shareholders’ Meeting, the shareholders may at all times and following accreditation of their identity as such, through the Shareholders’ Office, make suggestions related to the organization, operation and competencies of the General Meeting.

Likewise, in accordance the with recent legal modification introduced by Law 19/2005 of November 15, shareholders representing at least 5% of the share capital, may request the publication of a complement to the calling including one or more items to the agenda.

E.4. Indicate measures, if any, to encourage shareholders to attend general shareholders’ meetings.

The Regulations of the General Shareholders’ Meetings of Telefónica Móviles, S.A. aim to provide the shareholder with a framework that guarantees and facilitates exercise of their rights in relation to the governing body of the Company, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting, ensuring the maximum dissemination of the calling and proposals of resolutions that are submitted to the General Shareholders’ Meeting.

Aside from those measures required by the prevailing applicable legislation, the following measures are included in the Regulations of the General Shareholders’ Meeting to encourage shareholder participation in the Meeting:

Website.

Inclusion on the Company’s website, as of the date of publication of the announcement calling the General Shareholders’ Meeting and in addition to the all the documents and information legally required, all those the Company considers convenient to the said ends, and for merely illustrative purposes, the following:

a)	The text of all the proposals of resolutions that are to be submitted to the General Meeting and which have been approved at that time by the Board of Directors, notwithstanding the fact that they may be amended by that body up to the date of the meeting, when legally possible.

b)	Information on the place where the General Meeting is to be held, describing, when appropriate, the means of access to the hall.

c)	Procedure to obtain attendance cards or certificate issued by the entities legally authorized to do so.

d)	Means and procedures to grant representation at the General Meeting.

e)	If established, means and procedures to vote by correspondence.

f)	Any other aspects of interest to monitor the meeting, such as the existence or not of means of simultaneous translation, foreseeable audiovisual broadcasting of the General Meeting or information in other languages.

Shareholders, via the website, can obtain all the documentation and information referred to previously, or request it via the mechanisms established on the website for the holding of the meeting free of charge.

Suggestions made by the shareholders.

Notwithstanding the right of the shareholders, in the cases and on the terms legally foreseen, to request the publication of a complement or the inclusion of certain matters on the agenda of the meeting they have applied to have called, the shareholders may at all times and following accreditation of their identity as such, through the Shareholder’s Office, make suggestions related to the organization, operation and competencies of the General Meeting.

Shareholders can also request any information, documentation or clarification required in relation to the General Meeting through the Shareholder’s Office, either via the Company’s website or dialing the toll-free number provided for this purpose.

Delegation and representation

The Chairman of the General Shareholders’ Meeting, or, by proxy, the Secretary to the board, shall resolve all doubts arising concerning the validity and effectiveness of the documents that result in delegation or representation in favor of another person, ensuring that only documents that fail to meet the minimum essential requisites are considered invalid or ineffective, as long as those defects have not been modified.

E.5. Indicate whether the General Shareholders’ Meeting is charged by the chairman of the board. If so, describe the measures adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting.

Yes	☒	No	☐

Describe the measures

The guidelines for the organization and operation of the General Shareholders’ Meeting of Telefónica Móviles, S.A. are established in Regulations, approved by the General Shareholders’ Meeting. The actions of the Chairman must comply at all times with the principles, criteria and guidelines of these Regulations.

As well as establishing the guidelines for the organization and operation of the General Shareholders’ Meeting, containing in a single text all matters concerning the calling, preparation and development of the meeting, the Regulations of the General Shareholders’ Meeting also establishes mechanisms to:

-	making it easier for shareholders to exercise their rights, in particular the right to information and the right to participate in deliberations and votes,

-	ensuring maximum transparency and efficiency in forming the will and decision-making by the Meeting, ensuring the maximum possible dissemination of the calling and proposals of resolutions.

In addition, in accordance with the provisions of the Regulations of the Board of Directors, the actions of the Chairman of the Board of Directors must comply at all times with the criteria and guidelines established by the General Shareholders’ Meeting (as well as by the Board of Directors and its committees).

E.6. Indicate, if applicable, any amendments made to the Regulations of the General Shareholders’ Meeting during the year.

The Regulations of the General Shareholders’ Meeting of Telefónica Móviles S.A. were approved at the Ordinary General Shareholders’ Meeting of the Company held on 16 April 2004 and have not been modified since this date.

E.7 Indicate the attendance figures for the General Shareholders’ Meetings held during the year under review.

	Attendance figures (shares)
Date of General Shareholders’ Meeting	% % attending in person	% attending by proxy	% voting by correspondence	Total
May 6, 2005	0.0084	93.013		93.0214

E.8. Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held in the year under review and the percentage of votes by which each resolution was passed.

General Shareholders’ Meeting – May, 6, 2005

Items on the agenda	Summary of the resolution	Votes in favour	Votes against	Abstentions	Result of the vote
I	Approval of annual accounts for 2004	4,028,021,495	3,206	339,722	Approved
II.	Distribution of dividends	4,028,025,855	1,418	337,150	Approved
III.	Reappointment of Board Members	4,028,014,571	2,992	346,860	Approved
IV.	Appointment of the Accounts Auditor for 2005	4,028,018,486	1,791	344,146	Approved
V.	Authorisation for the acquisition of treasury stock, directly or through group companies.	4,028,016,920	7,453	340,050	Approved
VI	Delegation of powers to formalize, intrepret, correct and execute the resolutions adopted at the Shareholders’ Meeting	4,028,018,679	5,080	340,664	Approved

E.9. Indicate the number of shares, if any, required to be eligible to attend the General Shareholders’ Meeting and whether there are restrictions on such attendance in the By-laws.

In accordance with article 12 of the By-laws, shareholders who, individually or as a group, own at least (25) shares can attend General Meetings.

The General Shareholders’ Meeting may be attended by shareholders whose ownership is recorded in the corresponding company ledger at least five days prior to the date on which the meeting is held.

Shareholders who do not hold the minimum number of shares required to attend may delegate representation in writing to a shareholder who does have the right of attendance or combine with other shareholders in the same situation until the necessary number of shares is attained, delegating their representation in writing to one of them.

E.10 Indicate and explain the Company policy regarding proxy voting at the General Shareholders’ Meeting.

As indicated above, the Company, in order to facilitate and encourage shareholder attendance to the General Meeting, has established, in accordance with prevailing legislation, the following policies:

*	With regard to proxy voting in the General Shareholders’ Meeting:

–	All shareholders who are entitled to attend the General Shareholders’ Meeting may be represented at it by another person, although this person is not a shareholder. The representation must delegated specifically for each meeting, either using the delegation form printed on the attendance card or in any other legally admissible manner.

–	Similarly, even when shareholders do not own the minimum number of shares to be eligible to attend the Shareholders Meeting (25 shares), they may either elect a proxy that does have attendance rights to represent them or join other shareholders in the same situation until the minimum number of shares required its reached, after which representation must be delegated to one of them.

*	With regard to voting instructions:

–	The documents recording delegation or representation at the General Shareholders’ Meeting shall state the instructions concerning the direction of the vote, it being understood that, if no specific instructions are given, the representative will vote in favor of resolution proposals put forward by the Board of Directors on the items on the agenda.

–	If there are no voting instructions because the General Shareholders’ Meeting is to resolve on matters that are not on the agenda and thus unknown on the date of the delegation, that may be submitted to ballot at the meeting, the representative must cast the vote in the sense he deems most appropriate, according to the interest of the company and the part represented. The same shall apply when the relevant proposal or proposals submitted for decision by the meeting are not formulated by the Board of Directors.

*	With regard to the person granted representation:

–	If the document of representation or delegation does not state the specific person or persons the shareholder delegates representation to, it shall be understood to be granted in favour of the Chairman of the Board of Directors of the Company or whoever may stand in for him to chair the General Meeting, or, indistinctly, in favour of the person appointed by the Board of Directors and notified in advance in the official announcement of the calling.

–	In cases in which a public request for representation is formulated, the Director who obtains it shall have the voting restriction applied to him that is established in article 114 of the Stock Market Act for cases of conflicts of interest.

Finally, and also to facilitate maximum shareholder participation, the Regulations of the General Shareholders’ Meeting establish that the Chairman of the General Shareholders’ Meeting, or, by his delegation, the Secretary to same, shall resolve all doubts arising concerning the validity and effectiveness of the documents that result in delegation or representation in favor of another person, ensuring that only documents that fail to meet the minimum essential requisites are considered invalid or ineffective, as long as those defects have not been modified.

E.11 Indicate whether the Company is aware of institutional investors’ policy with regard to participation in the Company’s decision-making:

Yes	☒	No	☐

Describe the policy

E.12. Indicate the address and mode of access to the content on corporate governance of your website.

Following the enactment of Circular 1/2004, of 17 March, of the Spanish Stock Exchange Commission, Telefónica Móviles has concluded the adaptation of its website to the aforementioned Circular, both with regard to technical requirements and content, via the creation of a new section –Information for shareholders and investors( http://www.telefonicamoviles.com/esp/accionistaseinversores/home.html ), which includes all the information required by the Circular, as well as other information which the Company considers to be of interest.

All information included on the website, with the exception of certain documents, is offered in two languages: Spanish and English.

F. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate how far the company has complied with existing recommendations on corporate governance or, where applicable, has not followed said recommendations.

Should the company not have complied with any of them, explain the recommendations, standards, practices and/or criteria that the company does apply.

Until the single document referred to in the ECO/3722/2003, 26th December, is completed, the recommendations of the Olivencia Report and the Aldama Report should be used as reference when filling out this part.

Following is an analysis of the degree of compliance with the main recommendations on Corporate Governance in Spain and abroad, both those provided in the report published by the “Special Committee for Study of an Ethical Code for the Boards of Directors of Companies: Governance of public companies”, or 26 February 1998 (Olivencia Code) and those in the report by the “Special Commission for Fostering Transparency and Security on Financial Markets and in Public Companies” of 8 March 2003 (Aldama Report).

•	Principles of Corporate Governance

Existence of internal provisions regulating the corporate governance system

The fundamental rules of corporate governance at Telefónica Móviles are contained in its By-Laws and the Regulations of its Board of Directors. The Regulations of the Board of Directors set forth the guidelines for action by the Board of Directors, regulate its organization and operations and lay down the rules of conduct of its members.

•	The Board of Directors

The board of directors shall expressly assume the general function of supervision, and exercise the responsibilities this entails, without delegating them. It shall establish a catalogue of matters reserved for its knowledge.

In accordance with the Regulations of the Board of Directors, the Board of Directors is basically configured as a supervisory and controlling body, entrusting the ordinary management of the Company business in favour of the executive bodies and management team. The Rules also establish that the Board of Directors must fulfil certain responsibilities (i.e. set the strategies and directives for management of the Company; implement and ensure that there are appropriate procedures for reporting information to shareholders and markets in general; make decisions regarding major corporate and financial transactions for the Company; and approve the guidelines for its own organization and operation so that it fulfils these responsibilities).

•	Composition of the Board of Directors

Size of the board with respect to the nature of the Company.

In accordance with Telefónica Móviles’ By-Laws, the Board of Directors shall comprise a minimum of three and a maximum of nineteen directors. It is currently made up of fourteen.

Due to the complexity of the Telefónica Móviles Group and its many companies, as well as their economic and corporate relevance, the size of the Board of Directors is considered to be adequate and appropriate to conduct its business effectively and actively.

The Board shall include a reasonable number of independent directors.

External or non-executive board members shall constitute a majority over the executives.

Multinational presence on the Boards of Directors.

Considering the present makeup of Telefónica Móviles’ Board of Directors and the principles governing its composition –set forth in the Regulations of the Board- it may be concluded that: (a) it comprises a significant number of independent directors (five); (b) external directors (domanial and independent) constitute an ample majority over executives (thirteen to one); and, (c) it has, considering its shareholding structure, a significant representation of independent directors.

In addition, underscoring the multinational nature of the Telefónica Móviles Group, there are three foreign nationals on the Board of Directors.

•	Operations of the Board

Board Meetings: frequency, encouragement of participation by all members, care in drafting the minutes and annual review of the efficiency of the Board

To ensure the Board operates correctly, its meetings should be held approximately once a month, in accordance with a set calendar, to address and debate the items on the agenda. Under direct supervision by the Secretary to the Board, special care is taken in drawing up the minutes, so that these provide a true record of the matters discussed and, as appropriate, of the resolutions passed.

•	Chief executive

Should the board opt to endow the chairman with chief executive powers, it should adopt due safeguards to reduce the risks of concentrating power in one single person.

The Chairman of the Board of Directors at Telefónica Móviles is also the Company’s CEO, although according to the provisions of the Regulations of the Board of Directors, his duties must comply at all times with the criteria and guidelines agreed at the General Shareholders’ Meeting and by the Board of Directors and the Board’s Committees. Similarly, all important resolutions or decisions for the Company must be approved beforehand by the Board of Directors or the relevant Committee. Moreover, the reports and proposals of the different Board Committees is required for certain resolutions to be passed. The Chairman does not have the deciding vote within the Board of Directors.

•	Secretary of the Board of Directors

The figure of board secretary shall be invested with maximum relevance, reinforcing his or her independence and highlighting his or her duty to oversee the formal and material legality of the board’s actions.

The Board Secretary is a director in order to reinforce his/her authority within the Board. According to the provisions of the Regulations of the Board, the main mission of the Secretary is to ensure, in all cases, the formal and material legality of the actions of the Board and to guarantee compliance with its procedures and rules of governance.

•	The Executive Committee

Existence of an executive committee with a similar composition to that of the Board. The relations between the two shall be based on the principle of transparency.

Relations between the Board of Directors of Telefónica Móviles and its Executive Committee are based on the principle of transparency, such that the Board has complete knowledge of the issues addressed and the resolutions passed by the Committee. In practice, given the Board’s enormous responsibilities, the Executive Committee is empowered to oversee the normal operations of the strategic committees.

•	Consulting or Controlling Board of Directors’ Committees

Existence of consulting or controlling Committees comprising exclusively external directors, in particular with responsibility on audit and control, and appointments and remuneration.

The Board Committees of Telefónica Móviles are those recommended in the Olivencia Code: an Audit and Control Committee, the existence of which is expressly contained in the Company’s By-Laws, and an Appointments and Remuneration Committee, with the competencies assigned by the Olivencia Code. Pursuant to the Code, these Committees comprise exclusively by external directors.

•	Directors

Measures to ensure that the Directors can obtain sufficient information, appropriately prepared and in sufficient time.

The Company shall take the necessary measures to ensure that the directors can obtain sufficient information, specifically elaborated and oriented to prepare board meetings, in sufficient time.

Formal, transparent procedure for selecting Directors based on proposal by the Appointments Committee.

The proposed appointments of Directors shall comply with the provisions of Regulations of the Board and be based on a favorable report by the Appointments and Remuneration Committee.

Existence of regulations by which Directors must resign under circumstances that could have a negative impact on the operation of the board and/or the credibility and reputation of the company. Age limit for those holding directorships.

The Regulations of the Board include an obligation by which directors must resign under circumstances that could have a negative impact on the operation of the board and/or the credibility and reputation of the company. Meanwhile, as established by the Regulations of the Board, Directors shall leave their directorship and tender their resignation at the age of seventy (70) years. Executive Directors shall stand down at the age of sixty-five (65) years, remaining as a member of the Board if so agreed by the Board itself.

Regulation of the obligations emanating from directors’ general duties of diligence and loyalty. They shall, in particular, envisage the possibility of conflicts of interest arising, the duty of confidentiality, the exploitation of business opportunities and the use of corporate assets.

In compliance with the recommendations made in the Olivencia Code and the Aldama Report and pursuant to the Transparency Law, the Regulations of the Board cover in detail directors’ rights and obligations. Detailed are the obligations emanating from Directors’ duties of diligence and loyalty, in particular, the possibility of conflicts of interest arising, the duty of confidentiality, the exploitation of business opportunities and the use of corporate assets. Also included are the specific responsibilities deriving from Telefónica Móviles’ status as a listed company.

Recognition of the Directors’ right to obtain information and establish means to exercise this.

The Regulations of the Board establishes that Directors are invested with the broadest powers to obtain information on any aspect of the Company, examine its books, registers, documents and other records of company operations. In order not to disturb ordinary management of the Company, the right to information shall be exercised through the Chairman or Secretary of the Board of Directors, who shall attend the requests from the Director, directly providing him the information, or offering suitable contacts at the appropriate level of the organization.

Similarly, Article 27 of the Regulations of the Board of Directors states that in order to obtain help in their duties, the External Directors may agree by majority, or any of the Committees of the Board by majority resolution by its members, to request the hiring of legal, accounting, financial advisors or other experts, at the expense of the Company. The task commissioned must necessarily concern specific problems of a certain importance and complexity that arise when performing their duties.

The decision to hire such services must be reported to the Chairman of the Company and shall be carried out through the Secretary of the Board, except if the Board of Directors does not consider it necessary or convenient to hire these.

Adequate remuneration policy for Directors, which shall be reviewed and evaluation by the Remuneration Committee, respect the criteria of moderation and be related to the performance of the company and detailed, individualized information.

With respect to the Directors’ remuneration policy, this is proposed, evaluated and reviewed by the Appointments and Remuneration Committee in accordance with the criteria of moderation. The Company provides itemized information on the remuneration received by the holders of offices or posts on the Board each year. Moreover, in line with the Aldama Report, the external Directors do not participate in any share-linked remuneration system.

Measures aimed at extending the duties of loyalty to significant shareholders and senior management.

Lastly, duties of loyalty are extended to significant shareholders. The Board shall be informed of and authorize any transaction between the Company and any of its significant shareholders. Under no circumstance shall it authorize a transaction for which the Audit and Control committee has not issued previously a report evaluating the operation from the point of view of equality in the treatment of the shareholders and their market conditions. In compliance with the Aldama Report, the Company has also extended the obligations arising from the duty of loyalty to senior management through the terms set forth in the Internal Rules of Conduct concerning conflicts of interest.

•	Relations of the Board with the markets

Supplying the market with rapid, exact, reliable information and establishing the reporting procedures and controls within the Company.

Periodic financial information drawn up according to the same professional principles and practices as the annual accounts and verified by the Audit Committee.

Duty of information and transparency (especially with respect to corporate governance).

The Regulations of the Board has several articles regulating the channels by which relations are established between the Board of Directors and the Company’s shareholders to ensure maximum transparency.

The Board of Directors of Telefónica Móviles, beyond the demands set by prevailing regulations, is responsible for providing the markets with rapid, accurate, reliable information. In particular, all periodic financial information on the Company, as expressly stated in the Regulations of the Board, shall be prepared according to the same principles and professional practices as the Annual Accounts and, before being distributed, verified by the Audit and Control Committee, according to the duties this Committee has assigned to it.

Moreover, in line with the recommendations of the Aldama Report, the Company furnishes the market all the information that may be considered relevant to investors, in a even and fair manner. According to the obligations established in the Financial Act, the Company shall first inform the National Securities Commission before disseminating this information, and as soon as this news is known or as soon as a decision is made, or the agreement or contract signed with the third parties concerned. The Company ensures that the information it supplies is true, clear and complete at all times.

•	Relations of the Board with external auditors.

Establishment of measures to safeguard the independence of external auditors

Through the Audit and Control committee, the Board of Directors has established a stable and professional relationship with the Auditor of the Company’s accounts, with strict respect for its independence in compliance with the recommendations of the Olivencia Code. According to this, the Audit and Control Committee shall oversee situations that could jeopardize the independence of Company’s External Auditors. Specifically, it shall verify the fees paid for all items as a percentage of the audit firm’s total revenues. In this line, the Board of Directors has approved Regulations on Relations with the External Auditors that regulate the relations of the Company with the accounts auditor, the scope of responsibilities, incompatibilities and approval of the services provided.

Lastly, pursuant to prevailing legislation the Company’s annual report shall disclose the fees paid to the External Auditor for professional services other than auditing.

In compliance with US legislation in this respect and with the Aldama Report, the auditing and similar services provided by the External Auditor to the Company must first be approved by the Audit and Control Committee.

•	General Meeting of Shareholders

Measures to make the mechanism of proxy voting more transparent and to encourage greater communication between the company and its shareholders.

➢	With respect to the mechanism of proxy voting, Article 13 of the Regulations of the General Shareholders Meetings states that all shareholders entitled to attend the General Meeting may be represented at it by another person, although though this person is not a shareholder. The representation must be delegated specially for each meeting, either using the delegation form printed on the attendance card, or by any other legally admissible manner.

Similarly, even when shareholders do not own the minimum number of shares to be eligible to attend the Shareholders Meeting (25 shares), they may either elect a proxy that does have attendance rights to represent them or join other shareholders in the same situation until the minimum number of shares required its reached, after which representation must be delegated to one of them.

➢	With respect to measures that ensure disclosure of information to shareholders, we would highlight the follow:

(i) Inclusion in the Company’s website from the date of the calling of the Shareholders Meeting, not only the documents and information required by law, but also any the Company deems pertinent for these purposes, for instance:

•	Text of proposed resolutions to be submitted for voting at the General Shareholders Meeting already approved by the Board of Directors, without prejudice to potential modifications by the Board prior to the date the General Meeting is held, if permitted by law.

•	Information regarding the venue of the General Shareholders’ Meeting, describing, as relevant, access to the room.

•	Procedure for obtaining attendance cards or certificates issued by legally authorized entities.

•	Means and procedures for delegating representation at the General Shareholders’ Meeting.

•	Means and procedures, if established, of voting by correspondence.

•	Any general issues regarding monitoring the meeting, such as simultaneous interpreting, audiovisual broadcasting of the General Shareholders’ Meeting or information in other languages.

On the Telefónica Móviles webpage, shareholders may obtain directly all the documentation and information mentioned previously or ask that it be mailed to them free of charge.

(ii) Opportunity for shareholders to make suggestions

Shareholders may, at all times and after accrediting their identity as such, through the Shareholder Office, make suggestions related to the organization, operation and competences of the General Meeting.

Also through the Shareholder Office, shareholders may ask for any type of information, documentation or clarification pertaining to the General Meeting, either through the Company’s webpage or by dialing a toll-free number set up for this purpose.

G. OTHER USEFUL INFORMATION

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.

This section may include any other relevant but not re-iterative information, clarification or detail related to previous sections of the report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different from that required by this report.

Note To Item A.2

With regard to the merger announced between Telefónica, S.A. and Telefónica Móviles, S.A. that will be submitted for its approval to the next General Ordinary Shareholders Meeting of both Companies, Telefónica, S.A. as stated in the merger prospectus, has acquired the Telefónica Móviles shares owned by Telefónica Internacional, S.A.. Therefore all its stake in Telefónica Móviles is currently held directly.

General Note to Item B.1.8

General Note to Item B.1.8 y B.1.9.

“2005

Total compensation paid to Telefónica Móviles’ directors in their capacity as members of the Board of Directors in 2005 was 1,984 thousand euros, 1,888 thousand euros in fixed compensation and 96 thousand euros in fees for attending Board committee meetings. In addition, certain directors were paid a total of 114 thousand euros for advisory services to the Company and 198 thousand euros in compensation for their roles as directors of other Telefónica Móviles Group companies.

In addition, the Executive Chairman, in his capacity of Company executive, was paid 1,423 thousand euros in salary and variable compensation, 63 thousand euros in compensation-in-kind, including life and health premiums plus housing allowance and 8 thousand euros in contributions to Company-sponsored pension plans.

The detail of the compensation and benefits received by the directors in 2005 is as follows:

i)	Board of Directors: Fixed payment made to each director (in thousands of euros):

Position	2005
Chairman	120
Vice Chairman	200
Members, nominee directors and independent directors	120
Secretary	120

Directors receive no fees for attending Board meetings.

ii)	Board committees.

a)	Fixed payment in 2005 for each director forming part of one of the Board committees, by position (thousands of euros):

Position	2005
Chairman (1)	20
Members	10

(1)	The Chairman of the Standing Committee does not receive fixed compensation.

b)	Total fees paid to directors in 2005 for attending meetings of the Board committees (euros):

Committee	2005
Audit and Compliance Committee	Attendance fee/meeting: 1,250
Number of meetings: 11
Total paid: 35,000

Appointments and Compensation Committee	Attendance fee/meeting: 1,250
Number of meetings: 8
Total paid: 50,000

Standing Committee	Attendance fee/meeting: 1,250
Number of meetings: 1
Total paid: 11,250

iii)	Executive directors: Total amounts paid to executive directors for carrying out their executive duties:

ITEM	Thousands of euros
Salary	762
Variable compensation	661
Compensation in kind (1)	63
Contributions to pension plans	8

(1)	Includes life and health premiums plus housing allowance.

The executive directors, as directors of the Telefónica Móviles Group, are beneficiaries of the MOS stock option plan (see Note 18).

Additionally, it should be noted that the non-executive directors do not receive and did not receive in 2005 any compensation in the form of pensions or life insurance, nor do they participate in the shared-based compensation plans.

The Company does not grant and did not grant in 2005 any advances, loans or credits to the directors, or to its top executives, thereby complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica Móviles as a listed company in that market.”

iv)	Telefónica Móviles S.A.’s’ senior executives (excluding the Executive Chairman): Compensation amounting to approximately 8,044 thousand euros in 2005, broken down as follows:

CONCEPT	Thousands of euros
Fixed compensation	4,928
Variable compensation	2,830
Compensation in kind	172
Contributions to pension plans	114

Total	8,044

Of this compensation, 3,215 thousand euros corresponded to compensation of certain members of the Management Committee who run other Telefónica Móviles Group companies. In addition, certain members left the Management Committee in 2005. These individuals were paid a total of 1,421 thousand euros.

Note to Item B.1.8

(i)	Item Fixed Remuneration includes: (a) 762 thousand in salary payments to executive Directors; and (b) 1,888 thousand euros received by the members of the Board of Directors as a fixed fee for their membership of the Board or the Board Committees

(ii)	Item Others includes: (a) 48, thousand euros in health insurance and housing contribution received by the executive members of the Board and (b) 114 thousand euros as consultancy services provided by some members of the Board.

Note to Item B.1.9.

Of this remuneration, the amount of 3,215 thousand euros is the remuneration of various members of the Executive Committee paid by other Telefónica Móviles Group companies. In addition during fiscal year 2005, certain members have leave their post having received as salary and variable compensation a total of 1,421 thousand euros.

Note to Item B.1.17.

In accordance with the By-laws, the Board will be deemed validly constituted when half plus one of its members, present or represented, attend the meeting; if this entails an odd number of attendants, the Board will be deemed validly constituted when the number of Directors, present or represented, is larger than the number of absent ones. Any Director may delegate, in writing, his/her representation to another Director expressly for the meeting question.

The adoption of agreements will require the favorable vote of the absolute majority of the Directors present at the session, except in the case of the permanent delegation of a power of the Board of Directors to the Executive Committee or the Chief Executive Officer and the appointment of Board members to these positions, when the favorable vote of two-thirds of the Board members will be required.

Note to Item B.1.24.

In accordance with the requirements of US regulations, the financial information contained in the Annual Report in 20-F format (which includes the Group’s annual consolidated financial statements), which is registered in the Securities Exchange Commission in the United States, is certified by the persons indicated below. This certification occurs after the accounts have been prepared by the Company’s Board of Directors.

Name	Position
Antonio Viana Baptista	Chairman and CEO
Ernesto López Mozo	General Manager for Finance and Management Control

Note to Item B.1.30.

In any case, it should be highlighted that Telefónica Móviles, S.A., like Telefónica, S.A., has begun a process to select a new account auditor from among firms of recognized prestige that have the necessary conditions for the auditing of the accounts, and it has invited the companies in the Telefónica Móviles Group to join the selection process as they see fit.

The decision to arrange this process of selecting an account auditor was taken for reasons of market transparency and compliance with the spirit of the law on the independence of account auditors, including their rotation within a reasonable period after their appointment as well as the contracting of the same account auditor by all the Group’s companies, within the framework of due respect for the autonomy of these companies’ shareholder bodies. Furthermore, from the standpoint of opportunity, the present time was considered particularly appropriate in view of the upcoming adaptation of accounts to the IAS, with the selection of a new account auditor coinciding with the application of the new accounting standards.

When the selection process has concluded, the appointment of the account auditor selected will be proposed to the General Shareholders’ Meeting of Telefónica Móviles, S.A.

Note to Item B 2.1.

Duties of the Board of Directors

I. General duties:

The Board of Directors is, pursuant to the law and the By-Laws, the highest body of administration and representation of the Company, thus being empowered to perform, within the scope set by the corporate object described in the By-Laws, any acts or legal transactions of administration and disposal, by any legal title, except for those reserved by the laws or the By-Laws to the exclusive competence of the General Shareholders’ Meeting.

Notwithstanding the foregoing, the Board of Directors is basically configured as a supervisory and controlling body, entrusting the ordinary management of the Company business in favour of the executive bodies and management team.

The powers that are reserved by law or statute for the exclusive knowledge of the Board may not be delegated, nor others that are required for responsible exercise of their basic function of supervision and control.

Within the scope of its supervisory and controlling duties, the Board of Directors shall set the strategies and directives for management of the Company; it shall set the bases of the corporate organization in order to guarantee its greater efficiency; it shall implement and ensure instrument of adequate information procedures at the Company for the shareholders and markets in general; it shall make the appropriate decisions on the corporate and financial operations of special transcendence for the Company; and it shall approve the bases of its own organization and operation for better fulfillment of these duties.

II. Duties of the Board of Directors in relation to the Group companies:

As to the companies that form the Telefónica Móviles, S.A. Corporate Group, its Board of Directors shall establish the bases of an adequate, efficient co-ordination, within the legal limits, between the Company and the companies that form that Group, respecting in all cases the autonomy of decision of their Governing Bodies and Management, according to the actual corporate interest of the Company and each one of those companies.

To the ends stated and within those limits, the Board of Directors of Telefónica Móviles, S.A. shall implement the necessary instruments to establish adequate co-ordination relations based on mutual interest and, thus, with respect to their respective corporate interests.

Note B.2.7.

The percentage that independent directors in the Executive Committee is higher than in the Board of Directors.

Note to Item C.1.

Telefónica Móviles, S.A. forms part of the Telefónica Group, its significant shareholder.

With respect to Telefónica Móviles, S.A.’s relationship with the Telefónica Group, its significant shareholder, and the Group companies, the Telefónica Group’s organizational structure and coordination policies translate into the centralization of, among others, its financial policy and, in some cases, its financial management. Accordingly, most of Telefónica Móviles, S.A.’s transactions with its parent company and companies of the Telefónica Groups are of a financial nature, corresponding to funding needs and the interest-rate and exchange-rate hedging. All loans and credit lines accrue interest at market rates.

In addition, within the normal trade relations of their respective activities, the companies of the Móviles Group carry out diverse commercial transactions with companies of the Telefónica Group, including interconnection service, circuit lease, call centers, engineering services, logistics systems and R&D. The prices and conditions applied to these operations are the same as what the companies could obtain on their own in the market under highly efficient conditions, i.e. with no extra costs due to the absence of scale (and without incurring overheads). The execution of intra-group transactions at market prices is essential for the correct evaluation of the management of these companies as well as to guarantee the transactions’ transparency with respect to their conditions and contract terms and their due compliance with applicable regulatory and tax requisites.

Additionally, in special circumstances and depending on the nature of the transaction, Telefónica, S.A. has guaranteed certain transactions for subsidiaries of Telefónica Móviles, S.A., which have in turn been counter-guaranteed by Telefónica, S.A.

This Corporate Governance Report for the fiscal year ending December 2004, has been approved by the Board of Directors of the company on its meeting held on March     , 2006.

None of the Board members has voted against or has abstained its vote to this Corporate Governance Report.

This Corporate Governance Report is a translation of the original Spanish text filed with the Comisión del Mercado de Valores of Spain, on March the 29th 2005. In case of contradiction, the Spanish version shall prevail. The original text can be found on the company’s web site:

http://www.telefonicamoviles.com/esp/accionistaseinversores/gobierno/infoanual/pdf/iagc_04.pdf

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 16th, 2006	By:	/s/ Antonio Hornedo Muguiro
Name: Antonio Hornedo Muguiro
Title: General Counsel